FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2:	Date of Material Change:

May 1, 2012

Item 3:	News Release:

News release dated & issued on May 1, 2012 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific Northwest Capital Corp. announced that the estimated NI43-101 compliant Measured and Indicated mineral resources at a cut-off grade of 0.80 g/t PdEq have increased by >400% from the previous NI43-101 compliant mineral resource estimate (May 2006) to 91,339,500 tonnes grading 0.84 g/t Pd+Pt+Au, 0.06% copper, and 0.02% nickel. The compliant Inferred mineral resources have increased by >1000% to 35,911,000 Mt grading 0.53 g/t Pd+Pt+Au, 0.06% copper, and 0.03% nickel.

Item 5:	Full Description of Material Change:

Pacific North West Capital Corp. announced that the estimated NI43-101 compliant Measured and Indicated mineral resources at a cut-off grade of 0.80 g/t PdEq have increased by >400% from the previous NI43-101 compliant mineral resource estimate (May 2006) to 91,339,500 tonnes grading 0.84 g/t Pd+Pt+Au, 0.06% copper, and 0.02% nickel. The compliant Inferred mineral resources have increased by >1000% to 35,911,000 Mt grading 0.53 g/t Pd+Pt+Au, 0.06% copper, and 0.03% nickel. The River Valley PGM Project is located 100 km from the world-renown Sudbury Ni-Cu-PGM Mining Camp, has excellent infrastructure support, and is 100% owned by PFN.

See the full news release dated May 1, 2012 attached hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-685-8045

Item 9:	Date of Report

May 2, 2012

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Announces 2.5 million ounces PGM+Gold Measured and Indicated Resources for its 100% Owned River Valley Project, Sudbury, Ontario

  River ValleyMeasured + Indicated resources: 91 million tonnes @ 0.58 g/t* palladium, 0.22 g/t platinum, 0.04 g/t gold at a cut-off grade of 0.8 g/t PdEq** for 2,463,000 ounces PGM*** plus gold
  River ValleyInferred resources: 36 million tonnes @ 0.36 g/t palladium, 0.14 g/t platinum, 0.03 g/t gold at a cut-off grade of 0.8 g/t PdEq for 614,000 ounces PGM plus gold
  On a PdEq basis,  theMeasured + Indicated resources contain 3,944,000 ounces PdEq and the Inferred resources contain 1,201,000 ounces PdEq
  River Valley PGM-copper-nickel sulphide mineralized zones remain open to expansion with continued exploration

* g/t= grams per tonne, **PdEq = palladium equivalent, *** PGM=Platinum Group Metals

May 1st, 2012, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is very pleased to announce that the estimated NI43-101 compliant Measured and Indicated mineral resources at a cut-off grade of 0.80 g/t PdEq have increased by >400% from the previous NI43-101 compliant mineral resource estimate (May 2006) to 91,339,500 tonnes grading 0.84 g/t Pd+Pt+Au, 0.06% copper, and 0.02% nickel. The compliant Inferred mineral resources have increased by >1000% to 35,911,000 Mt grading 0.53 g/t Pd+Pt+Au, 0.06% copper, and 0.03% nickel. The River Valley PGM Project is located 100 km from the world-renown Sudbury Ni-Cu-PGM Mining Camp, has excellent infrastructure support, and is 100% owned by PFN.

Detailed Results

The detailed results of the new mineral resources estimate for the River Valley PGM Project are presented in Table 1. This NI43-101 compliant mineral resource estimate was completed by Tetra Tech, Sudbury.  The new estimate incorporates the 13,140 metres in 46 holes drilled in the Dana North and Dana South Zones since the May 2006 estimate.  All 462 holes were drilled at a sectional spacing of 25 metres to 100 metres on the eight separate mineralized zones shown in Figure 1.

Dr. William Stone, President & COO, comments, “The large increase in the estimated mineral resources confirms that River Valley is one of the largest undeveloped primary PGM Projects in North America.  The strategy of including all the mineralized zones and the full value of the metal suite in the mineral resource estimation produced a very positive result.  It greatly increases PFN’s confidence in River Valley as the project is advanced toward a Preliminary Economic Assessment Study. The Company plans to further expand the PGM resources and to discover new resources with more drilling at the River Valley Project and its adjacent properties.”

The mineral resources were estimated using Datamine Studio3© software and are reported at a cut-off grade of 0.8 g/t PdEq (Table 1). The 0.8 g/t PdEq cut-off was used pending future assessment of the economics and development potential of River Valley as an open pit mining project. The Company considers the 0.8 g/t cut-off value to be appropriate because:  1) the PdEq grade is 1.38 g/t for Measured and Indicated and 1.07 g/t for Inferred resources; and  2) rhodium and silver are not included in the PdEq calculation.  The mineral resources are listed at a range of PdEq cut-off values in Table 2.

Comparisons are made above to the previous NI43-101 compliant River Valley mineral resource estimate of May 2006 (Technical Report by GeoSIMS available on PFN’s SEDAR profile at www.sedar.com and on the Company’s website). The large increase in the mineral resources reported herein is explained by the combined effects of: 1) incorporation of the 2011 resource drilling results; 2) inclusion of three mineralized zones that were previously overlooked (Figure 1); 3) use of PdEq rather than Pd+Pt cut-off grades; and 4) use of a length-weighted average Specific Gravity value of 2.94 measured for River Valley rather than the previous value of 2.89.

Figure 1. Location of the eight mineralized zones in the Breccia Unit at the base of the River Valley Intrusion, Sudbury area, Ontario. The Banshee, Azen and Razor PGM-Cu-Ni mineralized zones were not included in the previous NI43-101 compliant mineral resource estimation (May 2006).

Harry Barr, Chairman & CEO, states, “In only one year since regaining 100% ownership of the River Valley PGM Project, I want to congratulate our team for completion of a major milestone by delivering a very positive resource statement. Our aggressive exploration and development strategy aims to unlock the true potential of River Valley.  Going forward, our plans are to continue exploration to expand the resource, drill test new targets, and complete a preliminary economic assessment in the next 2 years.”

Table 1. NI43-101 Compliant Mineral Resources for the River Valley PGM Project, Sudbury, Ontario

Notes to Mineral Resources in Table 1

1.	The mineral resource estimates in this press release use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as “measured”, “indicated”, or “inferred” as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be “in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.

2.	For the River Valley project, a palladium equivalent (PdEq) cut-off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut-off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:

PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2) +(Cu grade*$Cu*Factor2) +(Co grade*$Co*Factor3))/($Pd*Factor1)

$Au = US$1271 per oz.
$Pt = US$1885 per oz.
$Pd = US$896 per oz.
$Ni = US$ 9.74 per lb.
$Cu = US$3.00 per lb.
$Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne)
Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)

3.	The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, was based on more than 96,980 metres of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 metres was used. Statistical and Variogram analyses were performed to determine the “nugget effect”.

4.	Rhodium grades were not estimated by the OK methodology. Rhodium values were determined using a regression formula based on the platinum and palladium grades. Rhodium values are not incorporated into the PdEq value. The PdEq value also does not include silver.

5.	The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech.

6.	An NI43-101 compliant technical report will be filed on SEDAR within 45 days.

Table 2. River Valley Resource Tonnage at Selected PdEq Cut-Off Grades

Qualified Persons Statement

The mineral resource estimate was prepared by Tetra Tech of Sudbury, Ontario under the supervision of Todd McCracken, Principal Geologist. Mr. McCracken is an independent qualified person as defined by NI43-101. The effective date of the resource is May 1st, 2012.

The quality control, technical information and all aspects of the 2011 exploration program were supervised by Ali Hassanalizadeh, Vice President, Exploration of PFN and a Qualified Person under NI43-101.  The information in this release was prepared under the direction of Dr. William Stone, President & COO of PFN and a Qualified Person as defined by NI43-101.

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of North America's most advanced primary PGM deposits. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel-copper-PGM mining and metal recovery centre.

About Pacific North West Capital Corp

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel-copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel-copper projects and properties in northwest Ontario, Saskatchewan, and Alaska, and an option to joint venture a base metal project in northwestern BC’s Golden Triangle region. The Company continues to evaluate PGM and nickel-copper properties and projects in North America for potential acquisition opportunities.

For further information, please visit PFN’s website at www.pfncapital.com or send requests to:

Harry Barr Chairman & CEO Pacific North West Capital Corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital Corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.